

October 11, 2022

Ann Anthony
Chief Financial Officer
OPAL Fuels Inc.
One North Lexington Avenue
Suite 1450
White Plains, New York 10601

   Re: OPAL Fuels Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed September 20, 2022
    File No. 333-266757

Dear Ann Anthony:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your reference to the Founder Shares on your prospectus cover page. Please provide a definition of such term on your prospectus cover page.

Risk Factors
Future sales of a substantial number of shares of our Class A common stock..., page 35

2. We note your response to prior comment 4 and re-issue such comment in part. With respect to the shares being registered for resale, please also disclose in this risk factor and on your prospectus cover page the percentage that these shares represent of the total

number of shares currently outstanding (without giving effect to the exercise of outstanding warrants and the conversion of Class C common stock).

<u>General</u>

3.   Please revise to clarify the transactions that you are registering pursuant to this registration statement. For example, if you are registering the primary issuance of the shares underlying the public warrants, and the resale of the shares underlying the private placement warrants, please revise to make this clear on your prospectus cover page and throughout your filing.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward M. Welch